# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Riley Exploration Permian, Inc., CIK 0001001614
CUSIP: 76665T102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma (OK), 73104
Date of event which requires filing of this statement: 02/10/2026
Filed by CIK 0001755916
Persons authorized to receive notices and communications: Jonathan Siegler, Bluescape Energy Partners LLC, Crescent Court, Ste. 1860, Dallas, Texas (TX), 75201, (469) 398-2205

## Reporting persons
- Bluescape Riley Exploration Holdings LLC (CIK 0001755916): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,133,178; sole dispositive power 0; shared dispositive power 3,133,178; aggregate amount beneficially owned 3,133,178 (14.3% of the class)
- Bluescape Energy Recapitalization & Restructuring Fund III LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,133,178; sole dispositive power 0; shared dispositive power 3,133,178; aggregate amount beneficially owned 3,133,178 (14.3% of the class)
- Bluescape Energy Partners III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,133,178; sole dispositive power 0; shared dispositive power 3,133,178; aggregate amount beneficially owned 3,133,178 (14.3% of the class)
- Bluescape Resources GP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,133,178; sole dispositive power 0; shared dispositive power 3,133,178; aggregate amount beneficially owned 3,133,178 (14.3% of the class)
- Bluescape Resources Co LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,133,178; sole dispositive power 0; shared dispositive power 3,133,178; aggregate amount beneficially owned 3,133,178 (14.3% of the class)
- C JOHN WILDER JR.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,133,178; sole dispositive power 0; shared dispositive power 3,133,178; aggregate amount beneficially owned 3,133,178 (14.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Riley Exploration Permian, Inc.
Address of issuer's principal executive offices: 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma (OK), 73104
Comment:
This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 8, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on April 9, 2021 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on April 14, 2021 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on April 10, 2024 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on December 5, 2025 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on January 23, 2026 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on February 5, 2026 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on February 5, 2026 ("Amendment No. 7"), and as amended by this Amendment No. 8, this "Schedule 13D").

Capitalized terms used but not defined in this Amendment No. 8 have the respective meanings ascribed to those terms in the Original Schedule 13D, as amended prior to this Amendment No. 8.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Bluescape Riley Exploration Holdings LLC, a Delaware limited liability company ("Bluescape Riley Holdings");

(ii) Bluescape Energy Recapitalization and Restructuring Fund III LP, a Delaware limited partnership ("Bluescape Main Fund");

(iii) Bluescape Energy Partners III GP LLC, a Delaware limited liability company ("Bluescape GP");

(iv) Bluescape Resources GP Holdings LLC, a Delaware limited liability company ("Bluescape GP Holdings");

(v) Bluescape Resources Company LLC, a Delaware limited liability company ("Bluescape Resources"); and

(vi) C. John Wilder, Jr., a United States citizen.
Residence or business address: The principal business address of the Reporting Persons is 300 Crescent Ct., Ste. 1860, Dallas, Texas 75201.
Present principal occupation or employment: Each of the Reporting Persons is in the business of investing in private oil and gas assets. Bluescape Riley Holdings is the direct holder of the shares of Common Stock, par value $0.001 per share ("Common Stock") of Riley Exploration Permian, Inc. (the "Issuer") reported herein. Bluescape Main Fund owns 90.06% of the membership interests of Bluescape Riley Holdings. Set forth on Exhibit 99.2 hereto are the names and other required information regarding the executive officers of Bluescape Riley Holdings (collectively, the "Bluescape Riley Scheduled Persons"). Bluescape GP is the general partner of Bluescape Main Fund. Bluescape GP Holdings owns 100% of the membership interests of Bluescape GP. Bluescape Resources owns 100% of the membership interests of Bluescape GP Holdings. Bluescape Resources is governed by a Management Committee. Set forth on Exhibit 99.2 hereto are the names and other required information regarding the members of the Management Committee and the officers of Bluescape Resources (collectively, the "Bluescape Resources Scheduled Persons", and together with the "Bluescape Riley Scheduled Persons", the "Scheduled Persons"). The principal occupation of Mr. C. John Wilder, Jr., is to serve as the Executive Chairman of Bluescape Resources and Mr. Wilder has the power to direct the affairs of Bluescape Resources as its Executive Chairman and has ultimate authority to appoint the members of the Management Committee of Bluescape Resources. Except as disclosed herein, none of the Scheduled Persons beneficially owns any securities of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bluescape Riley Holdings is a Delaware limited liability company. Bluescape Main Fund is a Delaware limited partnership. Bluescape GP is a Delaware limited liability company. Bluescape GP Holdings is a Delaware limited liability company. Bluescape Resources is a Delaware limited liability company. C. John Wilder, Jr. is a United States citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,133,178 shares of Common Stock, representing approximately 16.8% of the total number of shares of Common Stock issued and outstanding. Such calculation of beneficial ownership percentage ownership is based on 21,968,906 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Form 10-Q filed by the Issuer with the SEC on November 5, 2025. The shares of Common Stock reported herein are directly held and beneficially owned by Bluescape Riley Holdings. Bluescape Main Fund owns 90.06% of the membership interests of Bluescape Riley Holdings. Bluescape GP is the general partner of Bluescape Main Fund. Bluescape GP Holdings owns 100% of the membership interests of Bluescape GP. Bluescape Resources owns 100% of the membership interests of Bluescape GP Holdings. Mr. C. John Wilder, Jr. has the power to direct the affairs of Bluescape Resources as its Executive Chairman.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Persons to Items 7 through 10 on the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the shares of Common Stock during the past sixty days are set forth in Exhibit 99.1 and Exhibit 99.1 is incorporated herein by reference. All such transactions were carried out in open market transactions
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule of Transactions

99.2 Information Regarding Scheduled Persons

## Signatures
- Bluescape Riley Exploration Holdings LLC: /s/ Jonathan Siegler, Jonathan Siegler/Managing Director and Chief Financial Officer (02/10/2026)
- Bluescape Energy Recapitalization & Restructuring Fund III LP: /s/ Jonathan Siegler, Jonathan Siegler/Managing Director and Chief Financial Officer (02/10/2026)
- Bluescape Energy Partners III GP LLC: /s/ Jonathan Siegler, Jonathan Siegler/Managing Director and Chief Financial Officer (02/10/2026)
- Bluescape Resources GP Holdings LLC: /s/ Jonathan Siegler, Jonathan Siegler/Managing Director and Chief Financial Officer (02/10/2026)
- Bluescape Resources Co LLC: /s/ C. John Wilder, Jr., C. John Wilder, Jr./Executive Chairman (02/10/2026)
- C JOHN WILDER JR.: /s/ C. John Wilder, Jr., C. John Wilder, Jr./Self (02/10/2026)